SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2013

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Business (Preliminary) Results

The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in million Won, %)		Current Term (Fourth quarter of 2012)	Previous Term (Third quarter of 2012)	Changes (%)	Year to Year Comparison (Fourth quarter of 2011)	Changes (%)
Sales Amount	Current Results	4,197,389	4,125,516	+1.7%	3,958,339	+6.0%
	Accumulative Results	16,300,479	12,103,091	—	15,926,469	+2.3%

Operating Income	Current Results	544,621	300,694	+81.1%	395,920	+37.6%
	Accumulative Results	1,760,171	1,215,551	—	2,295,613	-23.3%

Net Income From Continuing Operations Before Income Tax	Current Results	650,224	195,340	+232.9%	280,076	+132.2%
	Accumulative Results	1,550,887	900,664	—	2,240,690	-30.8%

Net Income	Current Results	519,089	175,636	+195.5%	195,482	+165.5%
	Accumulative Results	1,115,663	596,573	—	1,582,073	-29.5%
—		—	—	—	—	—

2. Source of Data		Data Provider		SK Telecom IR Team
		Provided for		Analysts and Institutional Investors
		Date of Provision		February 5, 2013 / 16:00
		Related Event(Location)		Conference Call for the quarter ended December 31, 2012 (SK Telecom Headquarter, Conference Room)

3. Contact Information		Supervisor		Soo Cheol Hwang (02-6100- 1809)
		Organizer		Ig Soon Im (02-6100-1633)
		Organizing Team		SK Telecom IR Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: February 5, 2013

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